Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK +++ EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail 2025 PSYENCE BIOMEDICAL LTD. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on April 15 , 2025 . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. PROXY V FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED V Please mark your votes like this THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. Share Consolidation — Approve the proposed consolidation of the common shares of the corporation, as described in the Management Information Circular. FOR AGAINST Control Number Signature Signature, if held jointly Date , 2025 I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy preciously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. X

Important Notice Regarding the Internet Availability of Proxy Materials for the Special Meeting of Shareholders to be held on April 16, 2025 To view The Management Information Circular and related materials are also available at: https://www.cstproxy.com/psyence/2025 2025 NOTES TO PROXY 1. Each holder has the right to appoint a person who need not be a holder, to attend and represent him or her at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provide d on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, e tc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Management Information Ci rcular or other matters that may properly come before the Meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. 9. The Management Information Circular and related materials are also available at: http://www.cstproxy.com/PBM/2025 V FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED V

PROXY THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT PSYENCE BIOMEDICAL LTD. The undersigned appoints Neil Maresky or failing this person, Warwick Corden - Lloyd or, instead of either of them, , as proxy holder, with full power of substitution and to attend, act, and to vote for and on behalf of the holder all of the common shares of Psyence Biomedical Ltd., held of record by the undersigned at the close of business on March 17, 2025, in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Meeting of Psyence Biomedical Ltd. to be held at the offices of WeirFoulds LLP, 66 Wellington Street West, Suite 4100, Toronto, Ontario, Canada M5K 1B7, on Wednesday, April 16, 2025 at 9:00 a.m. (Eastern Time) or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail. (Continued and to be marked, dated and signed, on the other side)